December 3, 2007

Mr. Jonathan Wiggins

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tower Park Marina Investors, LP
File No.: 0-17672

Dear Mr. Wiggins:

In response to your letter of November 27, 2007, in which you inquire 1) how we determined the lease term used in our present value calculation and 2) how we considered any periods in which failure to renew would impose a significant penalty, our response is as follows: 1) the “Lease Term” of ten years was based on the fixed non-cancelable ten year term set forth in the Lease with Kampgrounds of America that was filed with our Form 8-K on April 3, 2007 (Exhibit 10.1). As documented in paragraph 3.1 of the Lease, the rent is $25,000 per month for months 1 to 60 and $29,692 per month for months 61 to 120. 2) The renewal options set forth in paragraph 34 (which would be at $35,265 for months 121 to 180) of the Lease were not considered as we believe the renewal option rates are at a market rate and there is no penalty for not exercising the renewable options.

When the Lease was entered into, we budgeted the operations to breakeven. To date, the operating results have been slightly below budget. If the property is not operating profitably at the end of the ten year term, the Partnership does not intend to exercise its option to extend the Lease. Under those circumstances, any remaining assets of the Partnership will be liquidated and distributed to the partners and the Partnership will be dissolved.

I trust the above clarifies the use of the ten year lease term in the present value calculation and the exclusion of any renewal options.

Sincerely,

/s/ Jeffrey K. Ellis
Jeffrey K. Ellis
Chief Financial Officer